UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

UNITED RENTALS INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
911363 10 9
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☐ ☒	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911363 10 9	Page 2 of 5 Pages

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Bradley S. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]

3	SEC USE ONLY

4	CITENZSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER Less than 5% SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER Less than 5% SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 911363 10 9	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

United Rentals, Inc. (the "Company")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Five Greenwich Office Park, Greenwich, Connecticut 06830

Item 2(a).	Name of Person Filing:

Bradley S. Jacobs

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o United Rentals, Inc. Five Greenwich Office Park Greenwich, Connecticut 06830

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

911363 10 9

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership

(a) Amount Beneficially Owned:

Less than 5%

(b) Percent of Class

Less than 5%

CUSIP No. 911363 10 9	Page 4 of 5 Pages

SCHEDULE 13G

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Less than 5%

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

Less than 5%

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP No. 911363 10 9	Page 5 of 5 Pages

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2009

BRADLEY S. JACOBS
By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs